For period ending March 31, 2005

File number 811-7528
Exhibit 77D

The Funds Board of Directors has approved a change in investment policies to permit greater investment flexibility. One of the Funds investment policies has permitted investment of up to 20% of its portfolio in non-insured municipal obligations meeting certain criteria, including (i) non-insured municipal obligations that are rated at least AAA by Standard & Poors, a division of The McGraw-Hill Companies, Inc. (S&P), Aaa by Moodys Investors Services, Inc. (Moodys), or have received an equivalent rating from another nationally recognized statistical rating organization (NRSRO), and (ii) non-insured municipal obligations that are guaranteed by an entity rated at least AAA by S&P, Aaa by Moodys, or an equivalent rating from another NRSRO.

The Funds Board of Directors has approved a change that will permit the Fund to invest up to 20% of its portfolio in non-insured municipal obligations that are rated at least BBB by S&P, Baa by Moodys, or an equivalent rating from another NRSRO, or that are guaranteed by an entity rated at least BBB by S&P, Baa by Moodys, or an equivalent rating from another NRSRO. The investment policy has also been revised to provide that all non-insured municipal obligations invested in by the Fund be rated at least BBB by S&P, Baa by Moodys, or the equivalent rating by another NRSRO. The revised investment policies are expected to become effective on or after June 1, 2005. As a result, the Funds 80% investment policy and 20% investment policy would be revised to read as follows:

Under normal circumstances, the Fund invests at least 80% of its net assets in Insured Municipal Obligations, the income from which is exempt from regular federal income tax. Insured Municipal Obligations are Municipal Obligations that are insured as to the timely payment of both principal and interest by an entity, that, at the time of investment, has a claims-paying ability rated Aaa by Moodys, AAA by S&P or an equivalent rating by another NRSRO. The Fund may invest up to 20% of its net assets in Municipal Obligations that are not insured but that are, at the time of investment, (1) backed by an escrow or trust account containing sufficient US government or US government agency securities to ensure the timely payment of principal and interest; (2) guaranteed as to timely payment of principal and interest by an entity which has a credit rating of Baa by Moodys, BBB by S&P or an equivalent rating by another NRSRO; or (3) not insured, guaranteed or backed by escrows but rated at least Baa by Moodys, BBB by S&P or an equivalent rating by another NRSRO. The Municipal Obligations described in (1) and (2) above may be unrated if they are determined by the investment advisor to be of comparable quality to Municipal Obligations that have received ratings of at least Baa by Moodys, BBB by S&P, or an equivalent rating by another NRSRO.